Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades delivers on strategic objectives

and maintains positive cash flow in 2005

Kingsey Falls, Québec, February 23, 2006 — In 2005, Cascades (Symbol: CAS-TSX) was faced with an extremely challenging business environment, characterized by the combination of rising and volatile energy costs and a weakening $US. Despite difficult conditions, Cascades was able to maintain positive cash-flow from operations. In commenting these yearly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “We are not satisfied with this year’s financial performance, however we feel that the Company, with the solid support of its employees, showed good progression on the strategic initiatives identified in early 2004, including the divestiture of non-core distribution assets and an increased focus on the packaging and tissue segments. We intend to continue with ongoing measures aimed at reducing costs while closely monitoring non-performing assets.”

For the fiscal year ended December 31, 2005, Cascades Inc. reports a net loss of $97 million ($1.19 per share) or $6 million of net earnings excluding specific items(1) ($0.07 per share). This compares with net earnings of $23 million ($0.28 per share) for the same period in 2004 or net earnings excluding specific items(1) of $16 million ($0.20 per share). Sales increased 6% to $3.5 billion from $3.3 billion in 2004.

2005 highlights

•      Cascades successfully divested its non-core distribution assets in the Fine Papers (closure pending) and Tissue segments and rationalized operations at a number of its under-performing units. Cascades recorded specific items(1) such as impairment charges, closure and restructuring costs for an after-tax amount of $103 million, which will contribute to better financial performance going forward;

•      Increased volumes, higher selling prices and business acquisitions allowed Cascades to maintain its operating income before depreciation excluding specifics items(1)at 2004 levels despite the negative impact of the appreciation of the Canadian dollar and higher energy costs;

•      Advantageous refinancing of our $CA 500 million credit facility to $CA 550 million, including a term facility of $CA 100 million. The renewed facility offers better covenants, lower interest payments and extended maturities;

•      Cascades recognized in 2005 by the Government of Canada through the Canadian Industry Program for Energy Conservation (CIPEC) for its employee energy efficiency awareness and training program; and

•      Cascades named amongst Canada’s top 100 employers for the third consecutive year.

Financial highlights

Selected consolidated information

(in millions of Canadian dollars, except amount per share)	2005	2004	Q4/2005	Q4/2004	Q3/2005

Sales from continuing operations	$3,460	$3,254	$842	$806	$874
Operating income (loss) from continuing operations	$(64)	$79	$(108)	$3	$(2)
Net earnings (loss)	$(97)	$23	$(104)	$5	$3
Basic net earnings (loss) per common share	$(1.19)	$0.28	$(1.28)	$0.06	$0.04
Cash flow from operations from continuing operations (1)	$94	$158	$(11)	$37	$36
per common share (1)	$1.16	$1.93	$(0.13)	$0.45	$0.44

Excluding specific items (1)
Operating income from continuing operations	$77	$91	$16	$17	$21
Net earnings	$6	$16	$1	$2	$2
per common share	$0.07	$0.20	$0.01	$0.03	$0.02
Cash flow from operations from continuing operations	$154	$158	$39	$37	$46
per common share	$1.90	$1.93	$0.49	$0.45	$0.56

Note 1 - see the supplemental information on non-GAAP measures note.

Three-month period ended December 31, 2005

Mostly as a result of recent business acquisitions, sales increased by 4.5% during the fourth quarter of 2005, amounting to $842 million compared with $806 million for the same period last year. Operating losses amounted to a negative $108 million for the period compared to operating income of $3 million last year. In general, higher prices were offset by increased energy and chemical costs and the appreciation of the $CA/$US exchange rate. In addition, we recorded during the quarter some impairment, closure and restructuring charges for an after-tax amount of $105 million. Finally, included in the previous amount, we also recorded under the classification of assets held for sale, a $7 million after-tax loss on disposal of our Fine paper distribution assets (closure pending at year-end) and also a $10 million charge (non tax-deductible) resulting from a fine imposed on the company by the Canadian Competition Bureau. Net earnings for the fourth quarter ended December 31, 2005, amounted to a loss of $104 million ($1.28 per share) or $1 million of net earnings excluding specific items ($0.01 per share) compared to net earnings of $5 million ($0.06 per share) or net earnings of $2 million of excluding specific items ($0.03 per share) for the same period in 2004.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer stated: “As a result of Industry-wide rationalisation measures in many of the businesses we operate in, some indicators are now starting to point towards improving operating rates and prices, especially in the North-American packaging segment. These trends in conjunction with a relatively stable Tissue market appear positive, especially given our ability to cope with a high Canadian dollar, high energy costs, rising interest rates and increased foreign competition. Notwithstanding these positive signs, we will maintain our efforts and continue to further rationalize and adjust our cost structure.”

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid March 17, 2006 to shareholders of record at the close of business on March 3, 2006.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income and operating income excluding specific items:

(in millions of Canadian dollars)	2005	2004	Q4/2005	Q4/2004	Q3/2005

Net earnings (loss)	(97)	23	(104)	5	3
Net earnings (loss) from assets held for sale	10	(3)	16	—	(2)
Share of results of significantly influenced companies	(7)	(2)	(4)	—	(1)
Provision (recovery) for income taxes	(41)	2	(39)	(6)	(2)
Loss on long-term debt refinancing	—	1	—	—	—
Foreign exchange loss (gain) on long-term debt	(10)	(18)	2	(14)	(21)
Realized gain on financial derivative instruments	(2)	—	—	—	—
Interest expense	83	76	21	18	21

Operating income (loss)	(64)	79	(108)	3	(2)
Specific items :
Unusual gains	(10)	(4)	—	—	—
Impairment loss on property, plant and equipment	67	18	57	18	8
Closure and restructuring costs	76	—	64	—	12
Unrealized loss (gain) on commodity derivative financial instruments	8	(2)	3	(4)	3
	141	12	124	14	23

Operating income excluding specific items	77	91	16	17	21

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)					Net earnings (loss) per share (2)
(in millions of Canadian dollars, except amount per share)	2005	2004	Q4/2005	Q4/2004	Q3/2005	2005	2004	Q4/2005	Q4/2004	Q3/2005

As per GAAP	(97)	23	(104)	5	3	$(1.19)	$0.28	$(1.28)	$0.06	$0.04
Specific items :
Unusual gains	(10)	(4)	—	—	—	$(0.10)	$(0.03)	$—	$—	$—
Impairment loss on property, plant and equipment	67	18	57	18	8	$0.55	$0.15	$0.46	$0.15	$0.07
Closure and restructuring costs	76	—	64	—	12	$0.63	$—	$0.53	$—	$0.10
Unrealized loss (gain) on commodity derivative financial instruments	8	(2)	3	(4)	3	$0.07	$(0.02)	$0.03	$(0.03)	$0.02
Realized gain on financial derivative instruments	(2)	—	—	—	—	$(0.03)	$—	$—	$—	$—
Foreign exchange loss (gain) on long-term debt	(10)	(18)	2	(14)	(21)	$(0.10)	$(0.19)	$0.02	$(0.15)	$(0.21)
Included in assets held for sale	18	—	19	—	—	$0.19	$—	$0.20	$—	$—
Loss on long-term debt refinancing	—	1	—	—	—	$—	$0.01	$—	$—	$—
Adjustment of statutory tax rate	4	—	4	—	—	$0.05	$—	$0.05	$—	$—
Tax effect on specific items	(48)	(2)	(44)	(3)	(3)
	103	(7)	105	(3)	(1)	$1.26	$(0.08)	$1.29	$(0.03)	$(0.02)

Excluding specific items	6	16	1	2	2	$0.07	$0.20	$0.01	$0.03	$0.02

Note 2 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations					Cash flow from operations per share
(in millions of dollars, except amounts per share)	2005	2004	Q4/2005	Q4/2004	Q3/2005	2005	2004	Q4/2005	Q4/2004	Q3/2005

Cash flow provided by operating activities	84	156	78	51	42
Changes in non-cash working capital components	10	2	(89)	(14)	(6)
Cash flow from operations	94	158	(11)	37	36	$1.16	$1.93	$(0.13)	$0.45	$0.44
Specific items :
Closure and restructuring costs	60	—	50	—	10	$0.74	—	$0.62	—	$0.12

Excluding specific items	154	158	39	37	46	$1.90	$1.93	$0.49	$0.45	$0.56

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information:

Mr. Stéphane Mailhot

Director, Corporate Communications

Cascades Inc.

(819) 363-5161

stephane_mailhot@cascades.com

Mr. Marc Jasmin, C.M.A.

Director, Investor relations

Cascades Inc.

(514) 282-2681

marc_jasmin@cascades.com

Source: Mr. Christian Dubé Vice-President and Chief Financial Officer Cascades Inc.

Consolidated Balance Sheets
(in millions of Canadian dollars)

		As at December 31,	As at December 31,
	Note	2005	2004
		(unaudited)
Assets

Current assets
Cash and cash equivalents		43	30
Accounts receivable		521	527
Inventories		537	559
		1,101	1,116
Property, plant and equipment		1,562	1,700
Other assets	7	233	215
Goodwill		126	113
		3,022	3,144

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		44	47
Accounts payable and accrued liabilities		519	509
Current portion of long-term debt	8	8	58
		571	614
Long-term debt	8	1,289	1,168
Other liabilities	9	265	303
		2,125	2,085

Shareholders’ equity
Capital stock	12	264	265
Retained earnings		669	783
Cumulative translation adjustments		(36)	11
		897	1,059
		3,022	3,144

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings
(in millions of Canadian dollars, except per share amounts)
(unaudited)

		For the 3-month periods		For the 12-month periods
		ended December 31,		ended December 31,
	Note	2005	2004	2005	2004

Sales		842	806	3,460	3,254
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	11	708	663	2,890	2,691
Depreciation and amortization		42	41	174	159
Selling and administrative expenses		74	84	317	313
Impairment loss on property, plant and equipement	3	57	18	67	18
Closure and restructuring costs	3(a)	64	—	76	—
Loss (gain) on commodity derivative financial instruments	4(a)	5	(3)	10	(2)
Unusual gains	6	—	—	(10)	(4)
		950	803	3,524	3,175
Operating income (loss) from continuing operations		(108)	3	(64)	79

Interest expense		21	18	83	76
Gain on derivative financial instruments	4(b)	—	—	(2)	—
Foreign exchange loss (gain) on long-term debt		2	(14)	(10)	(18)
Loss on long-term debt refinancing		—	—	—	1
		(131)	(1)	(135)	20
Provision (recovery) for income taxes		(39)	(6)	(41)	2
Share of results of significantly influenced companies		(4)	-	(7)	(2)
Net earnings (loss) from continuing operations		(88)	5	(87)	20
Net earnings (loss) from assets held for sale	2	(16)	—	(10)	3
Net earnings (loss) for the year		(104)	5	(97)	23
Basic and diluted net earnings (loss) from continuing operations per common share		$(1.09)	$0.06	$(1.07)	$0.25
Basic and diluted net earnings (loss) per common share		$(1.28)	$0.06	$(1.19)	$0.28
Weighted average number of common shares outstanding		80,831,795	81,503,107	81,136,576	81,678,884

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods		For the 12-month periods
	ended December 31,		ended December 31,
	2005	2004	2005	2004

Balance - beginning of year	776	784	783	778
Net earnings (loss) for the period	(104)	5	(97)	23
Dividends	(3)	(3)	(13)	(13)
Excess of redemption price over paid-up capital	—	(3)	(4)	(5)
Balance - end of year	669	783	669	783

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

(unaudited)

		For the 3-month periods		For the 12-month periods
		ended December 31,		ended December 31,
	Note	2005	2004	2005	2004

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (loss) from continuing operations		(88)	5	(87)	20
Adjustments for
Depreciation and amortization		42	41	174	159
Impairment loss on property, plant and equipement	3(a)	57	18	67	18
Closure and restructuring costs	3(b)	14	—	16	—
Unrealized loss (gain) on commodity derivative financial instruments	4(a)	4	(3)	9	—
Amortization of transitional deferred unrealized gain	4(a)	(1)	(1)	(1)	(2)
Unusual gains	6	—	—	(10)	(4)
Foreign exchange loss (gain) on long-term debt		2	(14)	(10)	(18)
Loss on long-term debt refinancing		—	—	—	1
Future income taxes		(34)	(9)	(55)	(20)
Share of results of significantly influenced companies		(4)	—	(7)	(2)
Others		(3)	—	(2)	6
		(11)	37	94	158
Change in non-cash working capital components		89	14	(10)	(2)
		78	51	84	156
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment		(31)	(48)	(121)	(129)
Proceed from disposal of property, plant and equipment		—	—	19	—
Purchase of other assets		(3)	(1)	(14)	(9)
Business acquisitions, net of cash acquired	5(a)	(44)	—	(52)	(120)
Business disposal, net of cash disposed	5(c)	—	—	—	14
		(78)	(49)	(168)	(244)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		5	18	(2)	3
Issuance of senior notes, net of related expenses		—	156	—	156
Change in revolving credit facilities, net of related expenses		8	(165)	174	(8)
Increase in other long-term debt		3	4	4	10
Payments of other long-term debt		(7)	(2)	(71)	(49)
Premium paid on the redemption of long-term debt		—	—	—	(1)
Net proceeds from issuance of shares		—	1	—	2
Redemption of shares	12	—	(4)	(6)	(7)
Dividends		(3)	(3)	(13)	(13)
		6	5	86	93
Change in cash and cash equivalents during the period from
continuing operations		6	7	2	5
Change in cash and cash equivalents from assets held for
sale, including the proceeds on disposal	2, 5(c)	—	—	14	—

Change in cash and cash equivalent during the period		6	7	16	5
Translation adjustments on cash and cash equivalents		—	—	(3)	(2)
Cash and cash equivalents - Beginning of period		37	23	30	27

Cash and cash equivalents - End of year		43	30	43	30

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2005	2004	2005	2004

Sales
Packaging products
Boxboard
Manufacturing	162	167	684	705
Converting	185	150	717	513
Eliminations and others	(7)	(8)	(20)	13
	340	309	1,381	1,231
Containerboard (1)
Manufacturing	75	86	331	344
Converting	120	122	494	489
Eliminations and others	(47)	(55)	(186)	(200)
	148	153	639	633
Specialty products	121	129	509	509
Eliminations	(13)	(11)	(47)	(44)
	596	580	2,482	2,329
Tissue papers
Manufacturing and Converting	179	164	711	665
Distribution (2)	—	21	22	87
Eliminations	—	(9)	(9)	(35)
	179	176	724	717
Fine papers
Manufacturing	74	81	319	341
Distribution (2)	101	101	421	409
Eliminations	(6)	(11)	(33)	(36)
	169	171	707	714
Eliminations	(9)	(13)	(51)	(68)
Assets held for sale	(93)	(108)	(402)	(438)
Consolidated total	842	806	3,460	3,254

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) All of these sub-segments represent assets held for sale

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2005	2004	2005	2004
Operating income (loss) before depreciation and amortization and operating income (loss) from continuing operations

Packaging products
Boxboard
Manufacturing	(24)	1	(17)	19
Converting	15	14	56	45
Others	(5)	(5)	(6)	3
	(14)	10	33	67
Containerboard (1)
Manufacturing	(9)	12	(14)	25
Converting	9	11	46	54
Others	3	5	10	8
	3	28	42	87

Specialty products	5	(10)	34	24
	(6)	28	109	178
Tissue papers
Manufacturing and Converting	25	18	99	74
Distribution (2)	—	—	2	2
	25	18	101	76
Fine papers
Manufacturing	(86)	(2)	(105)	(10)
Distribution (2)	(17)	1	(9)	7
	(103)	(1)	(114)	(3)
Corporate	1	—	7	(4)
Assets held for sale	17	(1)	7	(9)
Operating income (loss) before depreciation and amortization from continuing operations
	(66)	44	110	238

Depreciation and amortization
Boxboard	(17)	(17)	(75)	(64)
Containerboard (1)	(10)	(10)	(39)	(38)
Specialty products	(6)	(4)	(21)	(20)
Tissue papers	(9)	(9)	(37)	(36)
Fine papers	(2)	(3)	(10)	(11)
Corporate and eliminations	2	2	8	8
Assets held for sale	—	—	—	2
	(42)	(41)	(174)	(159)

Operating income (loss) from continuing operations	(108)	3	(64)	79

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) All of these sub-segments represent assets held for sale

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2005	2004	2005	2004

Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	3	2	9	22
Converting	11	11	28	20
Others	—	3	2	6
	14	16	39	48
Containerboard (1)
Manufacturing	5	4	12	13
Converting	2	7	10	15
Others	—	1	4	2
	7	12	26	30
Specialty products	2	4	10	16
	23	32	75	94
Tissue papers
Manufacturing and Converting	4	10	33	20
Distribution (2)	—	—	—	1
	4	10	33	21
Fine papers
Manufacturing	2	4	9	10
Distribution (2)	—	—	—	—
	2	4	9	10
Corporate	2	2	4	5
Assets held for sale	—	—	—	(1)
Consolidated total	31	48	121	129

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) All of these sub-segments represent assets held for sale

Additional information

(in millions of Canadian dollars, except shipments and share information)

(unaudited)

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2005	2004	2005	2004

Common shares - Toronto Stock Exchange
High	$10.61	$14.80	$13.95	$14.80
Low	$7.35	$13.00	$7.35	$11.21
Volume	5,881,000	5,353,000	23,613,000	24,609,000
Shipments (in thousands)
Packaging products
Manufacturing (s.t.)
Boxboard	229	209	889	857
Containerboard (1)	174	172	715	718
Specialty products (paper only)	49	48	198	195
Converting (square feet)
Containerboard (1)	1,708	1,669	6,868	6,802
Tissue papers (s.t.)	111	97	425	399
Fine papers (s.t.)
Uncoated papers	32	29	121	138
Coated papers	31	38	146	151

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other com

Net earnings (loss), which is a performance measure define by Canadian GAAP, is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2005	2004	2005	2004

Net earnings (loss)	(104)	5	(97)	23
Net loss (earnings) from assets held for sale	16	—	10	(3)
Share of results of significantly influenced companies	(4)	—	(7)	(2)
Provision (recovery) for income taxes	(39)	(6)	(41)	2
Loss on long-term debt refinancing	—	—	—	1
Foreign exchange loss (gain) on long-term debt	2	(14)	(10)	(18)
Gain on derivative financial instruments	—	—	(2)	—
Interest expense	21	18	83	76

Operating income (loss) from continuing operations	(108)	3	(64)	79

Depreciation and amortization	42	41	174	159
Operating income (loss) before depreciation and amortization	(66)	44	110	238

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)

(unaudited)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Companyas they have been prepared usingthe same accounting policies, except for the following :

Variable interest entities

On January 1, 2005, the Company adopted the Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities” The new guideline requires companies to identify variable interest entities in which they hold a variable interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entityis defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and obligation to absorb future losses or the right to receive future returns. The adoption of AcG-15 had no material impact on the financial position or results of operations of the Company.

NOTE 2 - ASSETS HELD FOR SALE

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as assets held for sale. The comparative financial information of 2004 has been restated to reflect this change. As further described in note 5(c), the Company sold the distribution activities of its Tissue papers segment. Financial information relating to these assets held for sale is as follows:

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2005	2004	2005	2004
Condensed balance sheet
Current assets			99	126
Long-term assets			5	9
Current liabilities			22	29
Condensed statement of earnings
Sales	93	108	402	438
Depreciation and amortization	—	—	—	2
Operating income (loss), including specific items	(17)	1	(7)	7
Interest expense	—	1	2	3
Provision (recovery) for income taxes	(1)	—	1	1
Net earnings (loss), including specific items	(16)	—	(10)	3
Net earnings (loss) per share, including specific items	$(0.19)	$0.00	$(0.12)	$0.03

Condensed statement of cash flows
Cash flows from operating activities	2	8	16	1
Cash flows from investing activities	—	—	14	(1)
Cash flows from financing activities	(2)	(8)	(16)	—

			For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
			2005	2004	2005	2004

Operating income includes the following specific items:

Gain on disposal of the distribution activities of the Tissue papers segment	5(c	)	—	—	(1)	—
Provision on disposal of the distribution activities of the Fine papers segment	(a	)	9	—	9	—
Legal settlement	(b	)	10	—	10	—
			19	—	18	—

a) On November 17, 2005 the Company announced that it has reached an agreement for the sale of its paper merchant division known as Cascades Resources, the distribution activities of its Fine papers segment, to Coast Paper Limited, a subsidiary of PaperlinX Limited, for a cash consideration of approximately $85 million. The Company expects to complete this transaction by the end of February 2006 subject to regulatory approval and other normal closing conditions. The Company had to record an estimated loss of $9 million ($7 million after-tax) to bring the book value of the net assets to be sold at their net realizable value.

b) In 2003, the Company was informed that Cascades Resources was the subject of an inquiry by the Canadian Commissioner of Competition as to whether this division and its competitors had colluded to unduly reduce market competition between paper merchants in Canada. On January 9, 2006 the Company entered a guilty plea in Ontario Superior Court in relation to sales in Ontario and Québec of carbonless sheet paper. Pursuant to the plea, the Company has agreed to pay a total of $12.5 million, payable in equal instalments over a period of six and a half years. The first payment will be due in January 2008. In 2005, a loss of $10 million was recorded in earnings representing the discounted amount of the liability which is presented as other liabilities in the balance sheet.

NOTE 3 - IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT AND CLOSURE COSTS

In 2005, a joint-venture company announced the permanent shutdown of one machine at its Red Rock mill in Ontario and has relocated two corrugated products converting units in Montreal (Quebec) and Concord (Ontario) and has permanently shutdown the Buffalo (New York) unit. The Company announced the permanent shutdown of the Thunder Bay, Ontario mill (the operations have officially ceased on January 21, 2006, see note 13) and the closure of one paper machine at the St-Jérôme, Québec mill, those two mills being part of the Fine papers segment. Also, other converting equipments were closed and the Company and a joint-venture also reduce the value of some fixed assets to their net realizable value.

Also, the company performed an impairment test on long-lived assets of some units due to their operating loss for the current period. These tests resulted in an impairment charge during the fourth quarter for its European Boxboard mill of Blendecques for an amount of €20 million ($28 million or $19 million after tax).

In 2004, the Company recorded an impairment loss of $18 million ($12 million after-tax) related to the property, plant and equipment of its de-inked pulp mill located in Cap-de-la-Madeleine, Quebec, which was temporarily closed in March 2003. The Company decided to permanently shutdown this facility. The book value of those assets has been written down to its fair value representing the present value of the estimated net proceeds from dismantling, redeployment or disposal. Those assets are part of the Specialty products group in the Packaging products segment.

a) The following impairment losses and closure and restructuring costs were recorded in 2005:

	For the 3-month periods ended December 31, 2005		For the 12-month periods ended December 31, 2005
		Closure and		Closure and
	Impairment	restructing costs	Impairment	restructing costs

Containerboard – Red Rock	—	2	7	4
Containerboard – Montreal,Concord, Buffalo	—	—	2	4
Fine papers – Thunder Bay	19	52	20	58
Fine Papers – St-Jérôme	2	6	2	6
Boxboard – Blendecques	28	—	28	—
Others	8	4	8	4
	57	64	67	76

b) The following table provides a reconciliation of all closure and restructuring cost provisions:

	For the 3-month periods		For the 12-month periods ended
	ended December 31,		December 31,
	2005	2004	2005	2004

Balance at beginning of period	8	—	—	—

Additionnal provision
Severance and pension liability	47	—	57	—
Write-down of inventories	11	—	13	—
Other closure costs	6	—	6	—

Non monetary items		—		—
Write-down of inventories	(11)	(13)
Pension liability adjustments	(3)	(3)

Payments
Severance	(3)	—	(5)	—
Balance at end of period	55	—	55	—

HISTORICAL FINANCIAL INFORMATION (unaudited)

(In millions of Canadian dollars,	2004					2005
unless other wise noted)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Sales (1)	763	831	854	806	3,254	843	901	874	842	3,460
Operating income (loss) before depreciation and amortization
Packaging	45	51	54	28	178	51	42	22	(6)	109
Tissue Papers	18	19	21	18	76	21	28	27	25	101
Fine Papers	(3)	(1)	2	(1)	(3)	(2)	(1)	(8)	(103)	(114)
Corporate activities	(3)	(2)	1	—	(4)	(4)	6	4	1	7
Assets held for sales	(3)	(1)	(4)	(1)	(9)	(5)	(2)	(3)	17	7
	54	66	74	44	238	61	73	42	(66)	110

Excluding specific items	49	65	78	58	250	59	69	65	58	251

Operating income (loss) from continuing operations	15	27	34	3	79	17	29	(2)	(108)	(64)
Excluding specific items	10	26	38	17	91	15	25	21	16	77

Net earnings (loss)	(6)	(3)	27	5	23	—	4	3	(104)	(97)
Excluding specific items	(5)	5	14	2	16	(1)	4	2	1	6

Net earnings (loss) per share (in dollars)
Basic	$(0.08)	$(0.03)	$0.33	$0.06	$0.28	—	$0.05	$0.04	$(1.28)	$(1.19)
Basic, excluding specific items	$(0.07)	$0.07	$0.17	$0.03	$0.20	$(0.01)	$0.05	$0.02	$0.01	$0.07

Cash flow from operations	31	42	48	37	158	31	38	36	(11)	94
Per share	$0.38	$0.51	$0.59	$0.45	$1.93	$0.38	$0.47	$0.44	$(0.13)	$1.16

Shipments - manufacturing (thousands short tons)
Packaging	442	442	457	429	1,770	439	458	453	452	1,802
Tissue Papers	96	104	102	97	399	99	104	111	111	425
Fine Papers	65	78	79	67	289	68	68	68	63	267
	603	624	638	593	2,458	606	630	632	626	2,494

Shipments - converting (in thousands)
Packaging
Boxboard (cartons)	2,664	2,864	3,514	4,946	13,988	4,762	5,351	5,163	5,440	20,716
Containerboard (square feet)	1,630	1,737	1,766	1,669	6,802	1,630	1,791	1,739	1,708	6,868
Tissue papers (short tons - included in manufacturing)	55	60	65	64	244	59	63	66	65	253

Benchmark prices (2)
Selling price - Manufacturing
Packaging ($US/short ton)					Average					Average
Recycled boxboard - 20pt. Clay coated	648	685	695	715	686	715	715	715	735	720
Linerboard-unbleached kraft, 42 lb. Eastern US	412	462	500	500	468	500	490	448	475	478
Tissue papers (index 1999 = 1 000)	1,132	1,120	1,227	1,285	1,189	1,287	1,339	1,362	1,346	1,335
Fine papers ($US/short ton)
Uncoated fine paper-offset, 50 lb. Rolls	587	652	715	750	676	733	753	713	703	726
Coated fine paper-No. 3 grade, 60 lb rolls	768	765	827	870	808	870	920	913	903	902
Raw materials
Recycled paper ($US/short ton)
Old corrugated containers - US average	77	91	82	78	82	88	90	83	68	82
Sorted office paper - Eastern U.S.	108	118	138	125	122	116	93	89	89	97
Virgin Pulp ($US/metric ton)
Northern bleached softwood kraft - Eastern U.S.	600	660	670	630	640	670	653	625	638	647

$ Can vs $U.S.	$0.76	$0.74	$0.77	$0.82	$0.77	$0.82	$0.80	$0.83	$0.85	$0.83
Natural gas - $US/MMBtu (Spot)	$5.69	$6.00	$5.79	$6.95	$6.11	$6.27	$6.73	$8.49	$12.97	$8.62

(1) Excluding assets held for sale

(2) Source : Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.